Pricing supplement no. 1321
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 140-I dated May 30, 2008*

Registration Statement No. 333-459051
Dated June 6, 2008
Rule 424(b)(2)

JPMorganChase ◆

Structured Investments	**JPMorgan Chase & Co.** **$1,475,000** **Principal Protected Dual Directional Knock-Out Notes Linked to the S&P MidCap 400®** **Index due December 11, 2009**

General

- The notes are designed for investors who seek exposure to any moderate appreciation or depreciation of the S&P MidCap 400® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, and receive no return if the S&P MidCap 400® Index appreciates or depreciates, as compared to the Initial Index Level, by more than 26.25% on any trading day during the Monitoring Period, while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 11, 2009*.
- Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on June 6, 2008 and are expected to settle on or about June 11, 2008.

Key Terms

Index:	The S&P MidCap 400® Index (the "Index").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	If a Knock-Out Event has not occurred during the Monitoring Period, the Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Absolute Index Return x the Participation Rate, *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return. If a Knock-Out Event has occurred during the Monitoring Period, the Additional Amount will be equal to zero.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	1103.10938, which is equal to 126.25% of the Initial Index Level.
Lower Knock-Out Level:	644.39063, which is equal to 73.75% of the Initial Index Level.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Participation Rate:	100%
Maximum Return:	$262.50 per $1,000 principal amount note.
Absolute Index Return:	The absolute value of: $$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$ For example, an index return of -15% will equal a 15% Absolute Index Return.
Initial Index Level:	The Index closing level on the pricing date, which was 873.75.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 8, 2009*
Maturity Date:	December 11, 2009*
CUSIP:	48123M6D9

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 140-I.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 140-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$9.40	$990.60
Total	$1,475,000	$13,865	$1,461,135

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $9.40 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-38 of the accompanying product supplement no. 140-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 6, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 140-I dated May 30, 2008. **This pricing supplement, together with the documents listed below, contains the terms, supplements the term sheet related hereto dated May 30, 2008 of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 140-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 140-I dated May 30, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000114420408032869/v116060_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE** — If the Index closing level is less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Absolute Index Return x the Participation Rate, up to the Maximum Return of $262.50 per $1,000 principal amount note. Because the Absolute Index Return is based on the absolute value of the change from the Initial Index Level to the Ending Index Level, if a Knock-Out Event has not occurred, you will earn a positive return on the notes even if the Ending Index Level is less than the Initial Index Level.

- **DIVERSIFICATION OF THE S&P MIDCAP 400® INDEX** — The return on the notes is linked to the S&P MidCap 400® Index. The S&P MidCap 400® Index consists of 400 component stocks selected to provide a performance benchmark for the medium market capitalization segment (between approximately $1 billion to $4 billion) of the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P MidCap 400® Index" in the accompanying product supplement no. 140-I.

- **TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You and we agree to treat the notes as "contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this treatment is respected, the notes will be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or disposition in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 3.74%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity, equal to $1,057.19.
  Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
June 11, 2008 through December 31, 2008...	$20.71	$20.71
January 1, 2009 through December 11, 2009	$36.48	$57.19

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 140-I dated May 30, 2008.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if not, the absolute value of the change in the Index. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT LEVEL OR LESS THAN THE LOWER KNOCK-OUT LEVEL.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Index closing level is greater than the Upper Knock-Out Level or is less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level at some time during the term of the notes but falls between the Upper Knock-Out Level and Lower Knock-Out Level on the Observation Date.

- **THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS** — Your investment in the notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index. Your ability to participate in the appreciation and depreciation of the Index may be limited by the "knock-out" feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect any potential increase or decrease in the Ending Index Level, as compared to the Initial Index Level.

- **THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 26.25% AT MATURITY** — Regardless of whether the Ending Index Level is greater than or less than the Initial Index Level and assuming a Participation Rate of 100%, if a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount that will not exceed the Maximum Return of $262.50, regardless of the appreciation or depreciation in the Index, which may be significant. Therefore, your upside appreciation is limited.

- **THE RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the Index closing above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index and the volatility of each of the currencies in which the component securities of the Index trade. Since its inception, the Index and these currencies have experienced significant volatility.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether the Index closing level is above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period;
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index, reflects the Upper Knock-Out Level of 126.25% of the Initial Index Level, the Lower Knock-Out Level of 73.75% of the Initial Index Level, the Maximum Return of $262.50 per $1,000 principal amount note, the Participation Rate of 100% and assumes an Initial Index Level of 850, and that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns "Hypothetical lowest closing level during the Monitoring Period" and "Hypothetical highest closing level during the Monitoring Period," respectively. Assuming an Initial Index Level of 850, the Upper Knock-Out Level will be 1073.125 and the Lower Knock-Out Level will be 626.875. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Absolute Index Return	Hypothetical lowest closing level during Monitoring Period	Hypothetical highest closing level during Monitoring Period	Additional Amount		Principal		Payment at Maturity
1275.000	50.00%	850.000	1275.000	$0.00	+	$1,000	=	$1,000.00
1079.500	27.00%	765.000	1079.500	$0.00	+	$1,000	=	$1,000.00
1073.125	26.25%	765.000	1073.125	$262.50	+	$1,000	=	$1,262.50
1062.500	25.00%	765.000	1105.000	$0.00	+	$1,000	=	$1,000.00
1020.000	20.00%	765.000	1105.000	$0.00	+	$1,000	=	$1,000.00
977.500	15.00%	722.500	1020.000	$150.00	+	$1,000	=	$1,150.00
935.000	10.00%	765.000	1105.000	$0.00	+	$1,000	=	$1,000.00
935.000	10.00%	765.000	977.500	$100.00	+	$1,000	=	$1,100.00
850.000	**0.00%**	**765.000**	**977.500**	**$0.00**	**+**	**$1,000**	**=**	**$1,000.00**
765.000	10.00%	722.500	977.500	$100.00	+	$1,000	=	$1,100.00
722.500	15.00%	595.000	892.500	$0.00	+	$1,000	=	$1,000.00
637.500	25.00%	552.500	892.500	$0.00	+	$1,000	=	$1,000.00
626.875	26.25%	626.875	892.500	$262.50	+	$1,000	=	$1,262.50
620.500	27.00%	620.500	892.500	$0.00	+	$1,000	=	$1,000.00
425.000	50.00%	425.000	850.000	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest closing level of the Index during the Monitoring Period was 765, the highest closing level of the Index during the Monitoring Period was 977.50, and the Ending Index Level was 935. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred. Because the Absolute Index Return is 10%, the Additional Amount is equal to $100, and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{absolute value of } [(935 - 850)/850] \times 100\%) = \$1,100$$

Example 2: The lowest closing level of the Index during the Monitoring Period was 620.50, the highest closing level of the Index during the Monitoring Period was 892.50, and the Ending Index Level was 620.50. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The lowest closing level of the Index during the Monitoring Period was 722.50, the highest closing level of the Index during the Monitoring Period was 1020, and the Ending Index Level was 977.50. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred. Because the Absolute Index Return is 15%, the Additional Amount is equal to $150, and the final payment at maturity is equal to $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{absolute value of } [(977.50 - 850)/850] \times 100\%) = \$1,150$$

Example 4: The lowest closing level of the Index during the Monitoring Period was 850, the highest closing level of the Index during the Monitoring Period was 1275, and the Ending Index Level was 1275. Because the Index closing level was higher than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Historical Information

The following graph sets forth the historical performance of the S&P MidCap 400® Index based on the weekly Index closing level from January 3, 2003 through June 6, 2008. The Index closing level on June 6, 2008 was 873.75. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

